SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                     Report on Form 6-K dated March 25, 2003

                           Commission File No. 0-28578

                             DASSAULT SYSTEMES S.A.
                              (Name of Registrant)

         9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
                    (Address of Principal Executive Offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                            Form 20-F X Form 40-F
                                     ---         ---

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                    Yes   No X
                                       ---  ---

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                    Yes   No X
                                       ---  ---

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934:

                                    Yes   No X
                                       ---  ---

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

                                   ENCLOSURE:

Dassault Systemes S.A. (the "Company") is furnishing under cover of Form 6-K, a press release dated March 24, 2003, announcing that the Company will be reporting financial results for the first quarter of 2003, on April 24, 2003.

24 March 2003

                                Dassault Systemes

                                Notice of Results

          Dassault Systemes (DS) (Nasdaq: DASTY; Euronext Paris: #13065, DSY
PA), a worldwide leading software developer of product lifecycle management
(PLM) solutions, will be reporting financial results for the first quarter ended 31 March 2003 on Thursday 24 April 2003.

          The management of Dassault Systemes will be hosting a conference call on the day to discuss the company's results. Details of the conference call will be made available nearer the time.

About Dassault Systemes
As world leader in PLM (Product Lifecycle Management) solutions, the Dassault Systemes group brings value to more than 60,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systemes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to retirement. Its offering includes integrated PLM solutions for product development (CATIA, ENOVIA, DELMIA, SMARTEAM), mainstream product design tools (SolidWorks), and 3D components (SPATIAL). Dassault Systemes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com.


Contact:

Dassault Systemes:                                  FD International:
Didier Gaillot - VP Corporate Business Development  Harriet Keen/Emma Rutherford
Valerie Agathon - Investor Relations                44.20.7831.3113
33.1.40.99.69.24                                    Jean-Benoit Roquette
                                                    Nelly Dimey/Lorie Lichtlen

                                                    33.1.47.03.68.10

                                                    Deborah Ardern-Jones
                                                    1.212.497.9202

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             DASSAULT SYSTEMES S.A.


          Date: March 25, 2003               By:    /s/ Thibault de Tersant
                                                    ------------------------
                                             Name:  Thibault de Tersant
                                             Title: Chief Financial Officer,
                                                    Executive Vice President